October 7, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	MacroGenics, Inc.

Registration Statement on Form S-1

File No. 333-190994

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, MacroGenics, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-190994), as amended (the “Registration Statement”), so that it may become effective at 3:00 p.m. Eastern Time on October 9, 2013, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

9640 Medical Center Drive   Rockville, Maryland 20850   Telephone 301.251.5172 Facsimile 301.251.5321

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, MACROGENICS, INC.

By:	/s/ Scott Koenig
Name: Scott Koenig, M.D., Ph.D. Title: President and Chief Executive Officer

9640 Medical Center Drive   Rockville, Maryland 20850   Telephone 301.251.5172 Facsimile 301.251.5321